

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2012

Via E-mail
Billy Styles
Chief Executive Officer
Organic Plant Health, Inc.
9206 Monroe Road
Charlotte, NC 28270

>   **Re: Organic Plant Health, Inc.**
>   **Amendment No. 3 to the Registration Statement on Form S-1**
>   **Filed January 13, 2012**
>   **File No. 333-176704**

Dear Mr. Styles:

We have reviewed your response to our letter dated January 4, 2012 and have the following additional comments.

Prospectus Summary, page 6

1. Refer to the disclosure in the seventh paragraph on page 6. Please revise to explain how outsourcing will not cause an interruption in your current business.

Strengths - Internal, page 8

2. Refer to the disclosure in the third paragraph of this section. Explain how being a smaller size company allows you to provide a greater diverse variety of products. It would appear that larger size companies would be able to produce diverse products, if not more. Please revise or remove such statements.

Strengths – External, page 8

3. Refer to the third paragraph. Revise to disclose the source of the data. Also revise page 47 accordingly.

Capitalization, page 26

4. Please revise to include the long-term notes payable reflected in your September 30, 2011 balance sheet as a component of your capitalization at this date.

Our Proposed Growth Strategy, page 50

5. We note your revised summary disclosure in response to our prior comment 3. Please disclose the steps you have taken to date to outsource production in the event you do not receive sufficient proceeds from the offering to expand your in-house production capacity.

6. In this regard, we note revised disclosure on page 6 that outsourcing production "is a viable option . . . in the event we receive only 25% or 50% of the proceeds of this offering." We also note you contemplate "greater emphasis placed on an internet-based business model" in the event you do not fully realize the expected savings from your other cost-reduction initiatives. Given that there is no offering minimum and that there are significant differences in your business plan depending on the proceeds raised in the offering, please revise this section to discuss in detail each alternative strategy you contemplate, including the outsourcing of production and the shift to an internet-based business model. To the extent that alternative growth strategies have unique risks, for example, those risks associated with the outsourcing of production, please revise your risk factors accordingly.

7. Additionally, please explain why outsourcing production is viable if you raise up to 50% of the offering, but expanding your in-house production capability is a preferable strategy if you raise in excess of 50% of the offering.

8. We note your disclosure in the last sentence of the "Increasing production capacity" subsection that you contemplate leasing additional storage space in the event outsourcing of production is not an option. Please explain the benefits of obtaining additional storage space in this scenario and disclose whether this alternative would materially increase or decrease your production expenses.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 85

9. We note your response to our prior comment 6 and the related revisions that have been made to your financial statements and related disclosures. With regards to the changes made to your financial statements, please revise the notes to your interim and audited financial statements to include the disclosures required by ASC 250-10-50-7. Also, please ensure that any financial statements that have been revised are appropriately labeled as "restated." Your summary consolidated financial data and your selected consolidated financial and operating data on pages 12 and 35 of the registration statement should be similarly revised.

10. Also, in connection with the aforementioned revisions, your auditors should reconsider the propriety of the date of their audit report.

11. Your financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

12. Please provide a currently dated consent from the independent public accountant in any future amendments to the S-1 registration statement.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Frank J. Hariton, Esq.